[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]


March 6, 2006

John Stickel
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.

Washington, D.C. 20549

Re: Wachovia Commercial Mortgage Securities, Inc., Registration Statement on Form S-3 (File No. 333-131262)
      --------------------------------------------------------------------------

Dear Mr. Stickel:

We are acting as special counsel to Wachovia Commercial Mortgage Securities, Inc., the registrant (the "Registrant"), under the above-referenced Registration Statement submission on Form S-3 (the "Registration Statement"). We have reviewed your letter dated February 21, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter. Additionally, the page references included in the Registrant's responses below correspond to the blacklined text in the Prospectus Supplement and the Base Prospectus included herewith.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.


Stuart Goldstein   Tel  704 348 5258    Fax  704 348 5200

CADWALADER


With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1. The Registrant confirms that it, or any issuing entity previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant, has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. During the last twelve months, none of its affiliates has offered a class of asset-backed securities involving the same asset class that is contemplated by the Registration Statement.

2. The Registrant confirms that the material terms to be included in the finalized agreements will either be disclosed as required by all applicable rules of the Securities Act of 1933, as amended, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. The Registrant notes the Staff's comment and confirms that the Base Prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

4. A courtesy copy of the Registrant's most recent pooling and servicing agreement, marked to reflect changes from the prior pooling and servicing agreement and Regulation AB changes, is enclosed herewith.

5. The Staff's requested change has been made on page S-83 of the Prospectus Supplement and pages 63, 93 and 109 of the Base Prospectus.

6. The Staff's requested change has been made to pages S-19 and S-106 of the Prospectus Supplement.

7. The Staff's requested change has been made to the cover page of the Prospectus Supplement and the Base Prospectus.

8. The Staff's requested change has been made to the cover page of the Prospectus Supplement.

9. The Registrant believes that the type of structure described in Item 1103(a)(3)(vii), while sometimes found in other types of asset-backed securities, is generally not applicable to commercial mortgage-backed securities ("CMBS"). While there are events (such as sale of a


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CADWALADER


         defaulted loan or repurchase of a mortgage loan due to a breach of representation or warranty) that may lead to liquidation or amortization of an individual mortgage loan, CMBS transaction structures typically do not provide for liquidation or early amortization of the pool of loans as a whole. However, the Registrant has added bracketed language on page S-19 of the Prospectus Supplement to provide for disclosure if such a structure is used in the future. The Registrant notes that CMBS structures may include a "cleanup call" leading to liquidation of the pool at a point where the pool has been reduced to a specified percentage (typically 1%) of its original balance, as disclosed on page S-18 of the Prospectus Supplement under the caption "Optional Termination of the Trust Fund."

10. The Staff's requested change has been made to pages S-11 and S-108 of the Prospectus Supplement.

11. The circumstances in which pool assets can be added, removed or substituted are disclosed in the summary of the Prospectus Supplement under the captions "Required Repurchases or Substitutions of Mortgage Loans" and "Sale of Defaulted Loans" on page S-18 of the Prospectus Supplement.

12. The Staff's requested change has been made to pages S-9 and S-96 of the Prospectus Supplement.

13. Under Item 1110(a) of Regulation AB, the Registrant must identify, any originator, apart from the sponsor or its affiliates, that originated, or is expected to originate, 20% or more of the pool assets. Under the Prospectus Supplement, the mortgage loan seller, Wachovia Bank, National Association, is also a sponsor of the transaction and, as such, should not be identified as an originator. The Registrant asks the Staff to note page S-70 where the Registrant has placeholders for significant originators to be identified for each applicable series.

14. The Registrant has informed us that while it does not currently intend to issue any series of certificates without Wachovia Bank, National Association being a sponsor, the Registrant does not wish to limit its ability to do so in the future.

15. The Registrant confirms that it will provide the disclosure required under Item 1110 of Regulation AB. The Registrant asks the Staff to note page S-70 of the Prospectus Supplement.

16. Item 1107(j) of Regulation AB requires disclosure of "expenses incurred in connection with the selection and acquisition of the pool assets [that] are to be payable from


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CADWALADER


         offering proceeds." It is not typical in CMBS transactions for the Item 1107(j) expenses to be applicable; however, in the event that such expenses are applicable for any series, the Registrant confirms that it will provide the disclosure required thereby.

17. The Staff's requested change has been made to page S-63 of the Prospectus Supplement.

18. The Staff's requested change has been made to pages 7-8 of the Base Prospectus.

19. The Registrant has revised the Base Prospectus on page 10 to identify only the cash flow agreements that will be reasonably contemplated in an actual takedown: guaranteed investment contracts, interest rate swap or exchange contracts, interest rate cap or floor agreements, cash flow derivatives, total return swaps, timing swaps, currency exchange agreements and yield supplement agreements. The related Prospectus Supplement for each applicable series will disclose the information required by Item 1115 of Regulation AB.

20. The Registrant confirms that it will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to a discrete set of assets other than the performance of the receivables or other financial assets in the asset pool.

21. The Registrant will undertake to update the Prospectus Supplement on a series-by-series basis to provide the delinquency information as required by Item 1111(c) of Regulation AB. The statement indicating that none of the mortgage loans were 30 or more days delinquent as of the cut-off date on page S-53 of the Prospectus Supplement has been bracketed and a placeholder inserted to indicate the disclosure required by Item 1111(c) will be provided, if applicable.

22. The Registrant has revised the Base Prospectus on page 57 to specify that any indices it will use as a basis for any certificates offered with a variable interest rate will be standard indices that measure interest in debt transactions.

23. The Staff's requested change to delete references which indicate additional credit enhancements may be added in the Prospectus Supplement have been made on pages 10 and 76 of the Base Prospectus.

24.      The Staff's requested change has been made to page 76 of the Base
         Prospectus.


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CADWALADER


25. The President of the Registrant is its Chief Executive Officer. The Staff's requested change has been made to the signature page on Form S-3.

26. The Staff's requested change to provide new undertakings as required under the Securities Offering Reform has been made on Part II of the Form S-3.


The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. Any questions concerning the same may be directed to the undersigned at (704) 348-5258.

Best regards,



Stuart N. Goldstein, Esq.

cc:  Timothy F. Danello, Esq.
     Lars A. Carlsten, Esq.
     Wayne M. Fitzgerald, Esq.